Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Three months ended March 31, 2006 and 2005

(unaudited)

NORTHERN ORION RESOURCES INC.

Consolidated Balance Sheets (unaudited)

(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2006	2005
ASSETS

Cash and cash equivalents	$ 136,050	$ 108,396
Temporary investments	27,397	27,515
Marketable securities	144	144
Prepaid expenses and other receivables	1,020	606
	164,611	136,661

RESTRICTED CASH (Note 3)	1,950	660
EQUIPMENT (net of accumulated depreciation)	147	145
MINERAL PROPERTY INTERESTS (Note 4)	80,343	73,970
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 5)	83,628	97,537

	$ 330,679	$ 308,973

LIABILITIES

Accounts payable and accrued liabilities	$ 3,059	$ 3,056

ASSET RETIREMENT OBLIGATION	447	447
FUTURE INCOME TAXES	20,963	21,053
	24,469	24,556

SHAREHOLDERS’ EQUITY
Share capital	285,482	283,646
Authorized:
700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value
Issued and outstanding:
150,160,210 (December 31, 2005 – 148,476,482) common shares
Warrants (Note 6(a))	11,928	11,928
Contributed surplus	6,951	8,463
Cumulative translation adjustment	(3,914)	(3,914)
Retained earnings (deficit)	5,763	(15,706)
	306,210	284,417
	$ 330,679	$ 308,973

CONTINGENCY (Note 8)

COMMITMENTS (Note 9)

SUBSEQUENT EVENTS (Note 10)

See accompanying notes to interim consolidated financial statements.

Approved by the Board of Directors

“Robert Gayton”

“David Cohen”

___________________________________

_____________________________________

Robert Gayton

David Cohen

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Operations and Deficit
(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended March 31,
	2006	2005

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 5)	$ 21,409	$ 8,256

EXPENSES
Financing costs	--	284
Foreign exchange losses (gains)	10	(1,695)
Office and administration	656	507
Professional and consulting	506	455
Property maintenance and exploration	43	46
EARNINGS BEFORE THE FOLLOWING	20,194	8,659

INTEREST AND OTHER INCOME	1,275	495
INTEREST EXPENSE	--	(216)

NET EARNINGS FOR THE PERIOD	21,469	8,938

DEFICIT, BEGINNING OF PERIOD	(15,706)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$ 5,763	$ (50,896)

Earnings per share – basic	$ 0.14	$ 0.07

Earnings per share – fully diluted	$ 0.12	$ 0.06

Weighted average number of shares outstanding – basic	149,376,326	129,244,288

Weighted average number of shares outstanding – diluted	176,535,912	151,669,150

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.
Consolidated Statements of Shareholders’ Equity
(unaudited)

(Expressed in thousands of United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	112,248,149	$191,415	$6,043	$6,687	$(3,914)	$(59,834)	$140,397
Warrants exercised	1,812,500	2,125	(162)	--	--	--	1,963
Stock options exercised	165,833	181	--	(128)	--	--	53
Stock-based compensation	--	--	--	1,904	--	--	1,904
Units issued on financing, less share issue costs	34,250,000	89,925	6,047	--	--	--	95,972
Earnings for the year	--	--	--	--	--	44,128	44,128
Balance, December 31, 2005	148,476,482	283,646	11,928	8,463	(3,914)	(15,706)	284,417
Stock options exercised	1,683,728	1,836	--	(1,512)	--	--	324
Earnings for the period	--	--	--	--	--	21,469	21,469
Balance, March 31, 2006	150,160,210	$285,482	$11,928	$6,951	$(3,914)	$5,763	$306,210

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Cash Flows
(unaudited)

(Expressed in thousands of United States dollars)

	For the three months ended March 31,
	2006	2005

OPERATING ACTIVITIES
Earnings for the period	$21,469	$8,938
Items not involving cash
Amortization of deferred finance charges	--	284
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	6,023	803
Unrealized foreign exchange gain	(165)	(1,373)
Changes in non-cash operating working capital
Prepaid expenses and other receivables	(414)	(519)
Accounts payable and accrued liabilities	3	(342)
	26,916	7,791

INVESTING ACTIVITIES
Restricted cash	(1,290)	--
Temporary investments	118	(41,305)
Mineral property costs incurred	(6,318)	(471)
Cash distributions from Minera Alumbrera Ltd. representing return of capital	7,886	--
Equipment	(2)	(37)
	394	(41,813)

FINANCING ACTIVITIES
Long-term debt repayment	--	(9,000)
Warrants issued for cash, net of issue costs	--	6,047
Common shares issued for cash, net of issue costs	324	91,941
	324	88,988

EFFECT OF EXCHANGE RATE CHANGES ON CASH	20	1,167

Increase in cash and cash equivalents	27,654	56,133
Cash and cash equivalents, beginning of period	108,396	40,748

Cash and cash equivalents, end of period	$ 136,050	$96,881

Cash and cash equivalents is comprised of:
Cash in bank	$2,175	$11,465
Short-term money market instruments	133,875	85,416
	$136,050	$96,881

SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)

See accompanying notes to interim consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three months ended March 31, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina.  The Company holds a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5) and a 100% interest in the Agua Rica deposit in Argentina (Note 4).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2005  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas where management’s judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation.  In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest.  These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company’s estimates of cash flows.  Actual results could differ from those estimates.

3.

RESTRICTED CASH

Restricted cash consists of funds held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering into Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.  The Company is in the process of completing the necessary documents to provide it with an exception to the 30% withholding.

As at March 31, 2006, the Company had $1,950 ($660 - December 31, 2005) in restricted cash.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three months ended March 31, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

4.

MINERAL PROPERTY INTERESTS

	March 31, 2006	December 31, 2005

Agua Rica Project (Argentina)
Balance, beginning of year	$ 86,822	$ 69,027
Incurred during the year
Administrative	397	732
Drilling	210	4,941
Engineering studies	2,714	5,902
Environmental and community	201	596
Facilities and camp costs	1,777	3,637
Field labour	488	759
Finance costs	--	100
Geological	100	430
Legal, title and property taxes	49	284
Other site activities	382	414
Balance, end of period	93,140	86,822
Minera Mantua Project (Cuba)	1	1
Royalty and net proceeds interest	(12,798)	(12,853)
Mineral property interests	$ 80,343	$ 73,970

5.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Equity investment in Minera Alumbrera	Cumulative (since acquisition) to March 31, 2006	Three months ended March 31, 2006	Year ended December 31, 2005
Balance, beginning of period	$ 91,514	$ 97,537	$ 91,514
Equity in earnings	111,385	21,409	89,976
Cash distribution received	(119,271)	(35,318)	(83,953)
Balance, end of period	$ 83,628	$ 83,628	$ 97,537

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three months ended March 31, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

6.

SHARE CAPITAL

(a) Warrants

A summary of the changes in warrants since December 31, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn.$)
Balance, December 31, 2004	42,278,915	2.03
Warrants issued or granted	17,125,000	6.00
Warrants exercised during the year	(1,812,500)	1.33
Balance, December 31, 2005 and March 31, 2006	57,591,415	3.23

At March 31, 2006, the Company had the following warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,466,415 (1)	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 (1)	6.00	February 17, 2010
57,591,415

(1)These warrants are traded on the Toronto Stock Exchange.

 (b)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment.  The stock option plan includes share appreciation rights (“SAR”) providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

The maximum number of shares which may be made subject to option is based on a rolling maximum of 10% of the Company’s issued and outstanding share capital at the time of grant.  Based on the Company’s 150,160,210 issued and outstanding common shares at March 31, 2006, the amended rolling plan maximum is 15,016,021 common shares.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three months ended March 31, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

6.

SHARE CAPITAL (continued)

(b)

Stock options (continued)

A summary of the changes in stock options since December 31, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn.$)
Balance, December 31, 2004	9,642,500	1.80
Granted	2,395,000	3.02
Exercised as SAR into 115,833 common shares	(200,000)	1.39
Exercised	(50,000)	1.30
Balance, December 31, 2005	11,787,500	2.06
Exercised as SAR into 1,533,728 common shares	(2,385,000)	1.59
Exercised	(150,000)	2.49
Fully vested and available for exercise, March 31, 2006	9,252,500

The following table summarizes information about stock options outstanding at March 31, 2006:

Exercise Price Cdn$	Outstanding and exercisable at March 31, 2006	Remaining Contractual Life
1.50	5,000	0.42 years
1.30	50,000	1.85 years
1.70	150,000	2.07 years
1.35	4,650,000	4.21 years
1.35	62,500	4.23 years
3.15	300,000	2.95 years
3.15	1,960,000	5.18 years
3.17	75,000	5.56 years
2.99	1,600,000	6.12 years
3.25	300,000	6.50 years
3.02	100,000	6.63 years
	9,252,500

7.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2006	2005
Non-cash transactions:
Interest and finance capitalization to mineral property interests	$ --	$ 78
Transfer of contributed surplus in exercise of stock options	1,512	290
Other disclosures:
Interest paid	--	216
Income taxes paid	--	--

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
Three months ended March 31, 2006 and 2005

(unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

8.

CONTINGENCY

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177,720 for alleged breaches of agreements entered into by the Claimant, the Company’s former parent and the Company.  The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit.  A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing.  Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote.  Even if successful, the amount of damages is not expected to exceed $17,530, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

The Claimant also commenced on February 2, 2004 a labour claim against the Company based on termination of an alleged employment relationship with the Company, claiming damages in the amount of $714.  A statement of defence has been filed and the proceedings are in the production of evidence stage.  The Company has been advised by its Argentine counsel that this claim is also unfounded.

The Company has been named as a third party in a proceeding between Minerales Patagónicos S.A. (“MP”) vs. Grupo Minero Aconcagua S.A. filed on December 19, 2003.  MP claims the restitution of certain mining properties or the payment of damages if restitution is not feasible.  MP has not indicated the amount of damages sought or offered evidence for their assessment. These proceedings have not yet reached the evidentiary stage.  The Company has been advised by its Argentine counsel that the claim is unfounded.

9.

COMMITMENTS

In January 2005, the Company entered into a financial advisory services agreement with Endeavour Financial International Corporation (“Endeavour”) pursuant to which Endeavour will act as the Company’s financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company’s Agua Rica Project.  Endeavour will be paid a monthly retainer of $15, as well as fees based on certain milestones and a success fee based on transaction value.

10.

SUBSEQUENT EVENTS

Subsequent to March 31, 2006, 160,000 stock options were exercised at prices ranging from Cdn.$1.30 and Cdn.$1.35 per common share for proceeds of $188; and 2,500 warrants were exercised at Cdn.$2.00 per common share for proceeds of $4.  An additional 1,092,000 stock options were exercised for share appreciation rights.